SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

VIEWPOINT CORPORATION
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

92672P108
(CUSIP Number)

Steven M. Woghin, Esq.
Senior Vice President and General Counsel
Computer Associates International, Inc.
One Computer Associates Plaza
Islandia, New York 11749
(631) 342-5224

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2001
(Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box ____

Page 1 of 8 Pages

CUSIP No. 92672P108	13D	Page 2 of 8 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Computer Associates International, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) _____ (b) _____
3	SEC Use Only
4	Sources of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)______	______
6	Citizenship or Place of Organization Delaware
Number of Shares	7	Sole Voting Power 5,235,000
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting	9	Sole Dispositive Power 5,235,000
Person With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,235,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	______
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

   The class of equity securities to which this Statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Viewpoint Corporation, a Delaware corporation (the " Issuer"), with its principal executive offices located at 498 Seventh Avenue, Suite 1810, New York, New York 10018.

Item 2. Identity and Background.

   (a)-(c), (f) This Statement is filed by Computer Associates International, Inc., a Delaware corporation ("Computer Associates"). Computer Associates is engaged in the design, development, marketing and support of standardized computer software products for use with a broad range of desktop, midrange and mainframe computers from many different hardware manufacturers. The principal executive offices of Computer Associates are located at One Computer Associates Plaza, Islandia, New York 11749.

   The name, business address and present principal occupation or employment of each director and executive officer of Computer Associates and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Each such person is a citizen of the United States of America, except for Willem F.P. de Vogel and Roel Pieper who are each a citizen of The Netherlands. Unless otherwise indicated below, the business address of each such person is c/o Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11749.

   Russell M. Artzt is a director and Executive Vice President-Research and Development of Computer Associates.

   Alfonse M. D'Amato, a director of Computer Associates, is a partner in Park Strategies, LLP, a business consulting firm. Mr. D'Amato's business address is c/o Park Strategies, LLP, 101 Park Avenue, Suite 2506, New York, New York 10178.

   Willem F.P. de Vogel, a director of Computer Associates, is the President of Three Cities Research, Inc., a private investment management firm. Mr. de Vogel's business address is c/o Three Cities Research, Inc., 650 Madison Avenue, New York , New York 10022.

   Richard A. Grasso, a director of Computer Associates, is the Chairman and Chief Executive Officer of the New York Stock Exchange, a national securities exchange. Mr. Grasso's business address is c/o New York Stock Exchange, 11 Wall Street, New York, New York 10005.

   Shirley Strum Kenny, a director of Computer Associates, is the President of the State University of New York at Stony Brook, a New York State-run university. Ms. Kenny's business address is President's Office, State University of New York at Stony Brook, Stony Brook, New York 11794.

   Roel Pieper, a director of Computer Associates, is the Chief Executive Officer of Fifth Force Inc. Mr. Pieper's business address is Vogelenzangseweg 5, NL-2111HP, Aerdenhout, The Netherlands.

   Sanjay Kumar is a director and President and Chief Executive Officer of Computer Associates.

   Charles B. Wang is a director and Chairman of the Board of Computer Associates.

   Michael A. McElroy is a Senior Vice President-Legal and Secretary of Computer Associates.

   Ira H. Zar is an Executive Vice President-Finance and Chief Financial Officer of Computer Associates.

   Lisa Savino is a Vice President and Treasurer of Computer Associates.

   (d) and (e) Neither Computer Associates nor, to the knowledge of Computer Associates, any of the other persons specified in Item 2 above has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

   In March 1999, Computer Associates entered into an agreement to license, among other things, certain aspects of the Issuer's technologies as they existed as of March 30, 1999 solely for use in Computer Associates' enterprise application software businesses. In June 1999, the parties negotiated the terms of a broader licensing and services relationship. In connection with these broader license arrangements, the Issuer formed Metastream.com Corporation as a wholly-owned subsidiary in June 1999 and granted to the subsidiary a broad license to use and sublicense all of the technology then owned by the Issuer for the purpose of operating an internet services business and any other purpose not competitive with the then current business of the Issuer. On June 30, 1999, the Issuer, Metastream.com and Computer Associates entered into a licensing and services agreement and a share subscription agreement. Under the agreements Computer Associates subscribed for 20% of the capital stock of Metastream.com. Subsequently, on November 28, 2000, the Issuer's shareholders approved an exchange agreement (the "Exchange Agreement") pursuant to which Computer Associates' interest in the Metastream.com subsidiary was exchanged for 5,520,000 newly issued shares of the Issuer's common stock.

   On September 8, 2000, Computer Associates sold all of the outstanding capital stock of Viewpoint Digital, Inc., a wholly-owned subsidiary of Computer Associates International, Inc. As consideration for the shares of Viewpoint Digital, the Issuer paid $10 million in cash, issued 715,000 shares of Company common stock valued at $12.50 per share to Computer Associates, and issued two promissory notes each of which is payable in an amount equal to $15 million less amounts based on the performance of Viewpoint Digital.

Item 4. Purpose of Transaction.

   On April 23, 2001, Computer Associates sold 700,000 shares of the Issuer's Common Stock for a purchase price of $4.00 per share to Perry Partners International, Inc. and 300,000 shares of the Issuer's Common Stock to Perry Partners L.P. for a purchase price of $4.00 per share (the 700,000 shares and the 300,000 shares are in the aggregate hereinafter the "Shares"). Viewpoint agreed with Computer Associates to waive the transfer restrictions with respect to the Shares and also agreed to file a registration statement covering the Shares on behalf of the purchasers. Computer Associates agreed with Viewpoint that Computer Associates would accept unregistered shares of Viewpoint Common Stock having a value of $4 million in partial repayment of the promissory note which becomes due on June 8, 2001, which was issued by Viewpoint to Computer Associates in consideration of the sale of Viewpoint Digital, Inc. Computer Associates paid $100,000 to a placement agent in connection with the sale of the Shares, which amount the Issuer has agreed to repay Computer Associates by adding that amount to the principal of the foregoing note.

   Computer Associates will continue to evaluate its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, Computer Associates' own financial condition, other investment opportunities and other future developments. Based upon such evaluation, Computer Associates will take such actions in the future as Computer Associates may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, Computer Associates may determine to dispose of all or a portion of the shares of Common Stock or to enter into option or other transactions (including, without limitation, hedging transactions) with third parties with respect to the Common Stock.

   The exchange agreement restricts Computer Associates' right to transfer any shares of the Issuer's Common Stock prior to August 10, 2001. The Exchange Agreement also provides that the Issuer will nominate a Computer Associates designee to the Issuer's Board of Directors as long as Computer Associates holds 10% or more of the Issuer's common stock. As part of the Exchange Agreement, Computer Associates agreed that as long as Computer Associates owns at least 10% of the outstanding shares of the Issuer's common stock, Computer Associates will vote all of its shares in favor of all of the Issuer's nominees to the Issuer's Board of Directors and for any business combination approved by the Issuer's Board of Directors.

   Except as set forth in this Item 4, Computer Associates has no plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

   (a) As of the close of business on April 30, 2001, Computer Associates beneficially owned 5,235,000 shares of Common Stock, representing 13.7% of the outstanding shares of Common Stock computed on the basis of 38,187,658 shares of Common Stock outstanding as of March 16, 2001 as specified in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000.

   To the knowledge of Computer Associates, none of Computer Associates' directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Issuer.

   (b) Computer Associates has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 5,235,000 shares.

   (c) None.

   (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 5,235,000 shares.

   (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships
                     with respect to Securities of the Issuer.

   Except as described in this Statement, to the knowledge of Computer Associates, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Stock Purchase Agreement, dated as of August 23, 2000, by and between the Issuer and Computer Associates International, Inc. (incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed on September 8, 2000 (File No. 000-27168))

Exhibit 2

Licensing and Services Agreement dated June 30, 1999 by and among MetaStream. com Corporation, Computer Associates International, Inc. and the Issuer (incorporated by reference from Exhibit 10.26 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 30, 2000 (File No. 000-27168))

Exhibit 3

Licensing and Services Agreement dated September 30, 1999 by and among MetaStream.com Corporation, Computer Associates International, Inc. and the Issuer (incorporated by reference from Exhibit 10.27 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 30, 2000 (File No. 000-27168))

Exhibit 4

Exchange Agreement, dated as of August 10, 2000, by and between the Issuer and Computer Associates International, Inc. (incorporated by reference from Annex A to the Issuer's Proxy Statement filed on October 31, 2000 (File No. 000-27168) )

Exhibit 5

Stock Purchase Agreement, dated as of August 23, 2000, by and between MetaCreations Corporation and Computer Associates International, Inc. (incorporated by reference from Exhibit 2.1 to the Issuer's Form 8-K filed on September 25, 2000)

Exhibit 6	Stock Purchase Agreement dated as of April 11,2001 between Computer Associates International, Inc. and Perry Partners International, Inc.

Exhibit 7	Stock Purchase Agreement dated as of April 11, 2001, between Computer Associates International, Inc. and Perry Partners L.P.

Exhibit 8	Letter Agreement dated April 11, 2001, between Computer Associates International, Inc. and the Issuer

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 2, 2001		COMPUTER ASSOCIATES
INTERNATIONAL, INC.

By:
--------------------------------------------------
Name:
Title:

EXHIBIT 6

STOCK PURCHASE AGREEMENT dated as of April 11, 2001 between Computer Associates International, Inc., a Delaware corporation (the "Seller"), and Perry Partners International, Inc. (the "Purchaser").

The Parties hereto agree as follows:

1.   Purchase, Sale and Delivery. On the basis of the representations, warranties, covenants and agreements, but subject to the terms and conditions, set forth in this Agreement, the Seller agrees to sell and deliver to the Purchaser, and the Purchaser agrees to purchase from the Seller three hundred thousand (700,000) shares of common stock of Viewpoint Corporation (the "Shares") at a purchase price of $4.00 per share or an aggregate of $2,800,000 (the " Purchase Price").

2.   Closing. The closing of the purchase and sale of the Shares contemplated hereby shall take place at such time and place as is mutually agreed to by Purchaser and Seller (the "Closing"). At the Closing, Purchaser shall pay to Seller the Purchase Price by wire transfer of immediately available funds, and Seller shall deliver to Purchaser certificates representing the Shares in the name set forth on Exhibit A hereto.

3.   Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller as follows:

(a)

Investment Purpose. The Purchaser is acquiring the Shares for the Purchaser's own account, not as a nominee or agent, and the Purchaser is acquiring the Shares for investment and not with a view to the distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

(b)

Restricted Securities. The Purchaser understands that the Shares have not been registered under the Securities Act; and that the Shares are restricted securities within the meaning of Rule 144 under the Securities Act.

(c)	Accredited Investor. Purchaser is an Accredited Investor (as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act).

4.    Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

(a)

Seller is the sole legal and beneficial owner of and has good and marketable title to the Shares, free and clear of any liens, charges, encumbrances, security interests, options, pledges, restrictions (whether by contract or otherwise) or any other claims or third party rights and, upon the consummation of the transactions contemplated hereunder, Purchaser shall be the sole legal and beneficial owner of, and will have good and marketable title to, the Shares, free and clear of any liens, charges, encumbrances, security interests, options, pledges, restrictions or any other claims or third party rights.

(b)	Seller is authorized to sell the Shares, and, such sale will not conflict with the terms of any agreements or instruments to which Seller is a party.

5.   Cooperation. The Seller and the Purchaser hereby agree to take such additional actions, and to execute and record such additional documents, as may be necessary to effectuate the purpose of this Agreement.

         IN WITNESS WHEREOF, this Stock Purchase Agreement has been duly executed by an officer of each of the parties hereto thereunto duly authorized all on the date first above written.

COMPUTER ASSOCIATES
INTERNATIONAL, INC.

By:
Name: Tommy Bennett
Title: Senior Vice President

PERRY PARTNERS INTERNATIONAL, INC.
By: Perry Corp., its Investment Manager

By:
Name: William J. Vernon
Title: Managing Director and
Chief Financial Officer

EXHIBIT 7

STOCK PURCHASE AGREEMENT dated as of April 11, 2001 between Computer Associates International, Inc., a Delaware corporation (the "Seller"), and Perry Partners, L.P. (the "Purchaser").

The Parties hereto agree as follows:

1.   Purchase, Sale and Delivery. On the basis of the representations, warranties, covenants and agreements, but subject to the terms and conditions, set forth in this Agreement, the Seller agrees to sell and deliver to the Purchaser, and the Purchaser agrees to purchase from the Seller three hundred thousand (300,000) shares of common stock of Viewpoint Corporation (the "Shares") at a purchase price of $4.00 per share or an aggregate of $1,200,000 (the " Purchase Price").

2.   Closing. The closing of the purchase and sale of the Shares contemplated hereby shall take place at such time and place as is mutually agreed to by Purchaser and Seller (the "Closing"). At the Closing, Purchaser shall pay to Seller the Purchase Price by wire transfer of immediately available funds, and Seller shall deliver to Purchaser certificates representing the Shares in the name set forth on Exhibit A hereto.

3.   Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller as follows:

(a)

Investment Purpose. The Purchaser is acquiring the Shares for the Purchaser's own account, not as a nominee or agent, and the Purchaser is acquiring the Shares for investment and not with a view to the distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

(b)

Restricted Securities. The Purchaser understands that the Shares have not been registered under the Securities Act; and that the Shares are restricted securities within the meaning of Rule 144 under the Securities Act.

(c)	Accredited Investor. Purchaser is an Accredited Investor (as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act).

4.    Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

(a)

Seller is the sole legal and beneficial owner of and has good and marketable title to the Shares, free and clear of any liens, charges, encumbrances, security interests, options, pledges, restrictions (whether by contract or otherwise) or any other claims or third party rights and, upon the consummation of the transactions contemplated hereunder, Purchaser shall be the sole legal and beneficial owner of, and will have good and marketable title to, the Shares, free and clear of any liens, charges, encumbrances, security interests, options, pledges, restrictions or any other claims or third party rights.

(b)	Seller is authorized to sell the Shares, and such sale will not conflict with the terms of any agreements or instruments to which Seller is a party.

5.   Cooperation. The Seller and the Purchaser hereby agree to take such additional actions, and to execute and record such additional documents, as may be necessary to effectuate the purpose of this Agreement.

    IN WITNESS WHEREOF, this Stock Purchase Agreement has been duly executed by an officer of each of the parties hereto thereunto duly authorized all on the date first above written.

COMPUTER ASSOCIATES
INTERNATIONAL, INC.

By:
Name: Tommy Bennett
Title: Senior Vice President

PERRY PARTNERS, L.P.
By: Perry Corp., its General Partner

By:
Name: William J. Vernon
Title: Managing Director and
Chief Financial Officer

EXHIBIT 8

VIEWPOINT CORPORATION
498 Seventh Avenue, Suite 1810
New York, N.Y. 10018

                                                                                                April 11, 2001

Computer Associates International, Inc.
1 Computer Associates Plaza
Islandia, N.Y. 11788
Attn: Mr. Thomas Bennett

Dear Mr. Bennett:

   The purpose of this letter is to set forth the agreement between Viewpoint Corporation, a Delaware corporation ("Viewpoint"), and Computer Associates International, Inc. ("Computer Associates") regarding, among other things, (a) the transfer of 1,000,000 shares of Viewpoint common stock (the "Shares") issued to Computer Associates in accordance with the Exchange Agreement, dated as of August 10, 2000, by and between Viewpoint and Computer Associates (the "Exchange Agreement" and (b) the repayment by Viewpoint of the promissory note (the "Promissory Note") issued by Viewpoint to Computer Associates in connection with the acquisition of Viewpoint Digital, Inc. and due on June 8, 2001.

1. Waiver of Transfer Restrictions. Viewpoint hereby waives the application of Section 8.4 of the Exchange Agreement to the sale by Computer Associates of the Shares to Perry Partners, L.P..

2. Registration of the Shares. Viewpoint will file a registration statement on Form S-3 or such other appropriate form under which Viewpoint can register the Shares under the Securities Act of 1933.

3. Partial Repayment of the Promissory Note by Issuance of Viewpoint Common Stock. In partial repayment of the Promissory Note, Viewpoint will issue and Computer Associates will accept, unregistered shares of Viewpoint common stock having a value of $4,000,000, calculated on the basis of the closing price of Viewpoint common stock on the NASDAQ Stock Market over the 10-day trading period ending on and including June 8, 2001.

4. Remaining Amount due under the Promissory Note. Viewpoint will pay the remaining amount due under the Promissory Note in cash, provided, however, that Viewpoint and Computer Associates may later agree that Viewpoint will issue to Computer Associates additional shares of Viewpoint common stock in satisfaction of the obligation to pay cash if, and to the extent that, Computer Associates transfers additional shares of Viewpoint common stock it currently holds before June 8, 2001.

5. Additional Cash Payment. In addition to the amount due under the Promissory Note, Viewpoint shall pay $100,000 to Computer Associates on the date the Promissory Note is due.

6. Registration Rights Agreement and Transfer Restrictions Viewpoint and Computer Associates will enter into an amendment to the Registration Rights Agreement, dated as of August 10, 2000, between Viewpoint and Computer Associates to provide for the registration of the shares issued in repayment of the Promissory Note on the same terms and conditions as the shares subject to the Registration Rights Agreement. The shares issued to Computer Associates in connection with this Agreement will subject to the transfer restrictions set forth in Section 8.4 of the Exchange Agreement.

   If you are in agreement with the foregoing, please so indicate by signing two copies of this letter in the space set forth below and returning one of such signed copies to the undersigned.

Very truly yours,

VIEWPOINT CORPORATION

By:
Name: Robert E. Rice
Title: Chief Executive Officer

Accepted and agreed to as of the
11th day of April, 2001

COMPUTER ASSOCIATES
INTERNATIONAL, INC.

By:
Name: Thomas Bennett
Title: Senior Vice President